SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

05 August, 2011

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1       Regulatory News Service Announcement, dated 05 August, 2011 re: Director/PDMR Shareholding

5 August 2011

LLOYDS BANKING GROUP PLC (THE "COMPANY")

NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMRs") IN THE COMPANY'S ORDINARY SHARES OF 10p EACH ("SHARES") AND AMERICAN DEPOSITARY RECEIPTS ("ADRs")

On 5 August 2011, the Company was notified that on the same day the following transactions took place:

Name of purchaser	PDMR and their connected persons	Total number of Shares or ADRs acquired	Price per Share/ADR
Chase Nominees Limited	Sir Winfried Bischoff	200,000 Shares	32.11 pence
Lloyds TSB Bank plc, Geneva Branch	Mr António Horta-Osório and Mrs Ana Cristina Horta-Osório	200,000 Shares	31.00 pence
HSDL Nominees Limited	Mr Antonio Lorenzo	325,000 Shares	31.92 pence
Fidelity Management Trust Company	Mr Glen Moreno	75,000 ADRs	US$2.169
HSDL Nominees Limited	Mr David Roberts	479,102 Shares	31.15 pence
JP Morgan Securities Nominees Limited	Mr T. Timothy Ryan Jr. and Mrs Judith Ryan	200,000 Shares	34.74 pence
HSBC Nominees Limited	Mr Anthony Watson	50,000 Shares	32.8 pence

Each ADR represents four ordinary shares of 10 pence each in the Company.

The notifications relate to transactions notified to Lloyds Banking Group plc by persons discharging managerial duties and their connected persons in accordance with paragraph 3.1.4 (1)(a) of the United Kingdom Listing Authority Disclosure Rules and Transparency Rules. The transactions took place in the UK and the United States. The Shares are listed on the London Stock Exchange and the ADRs are listed on the New York Stock Exchange.

For further information:

Investor Relations
Kate O'Neill                                                                             +44 (0)20 7356 3520
Managing Director, Investor Relations
Email: kate.o'neill@ltsb-finance.co.uk

Corporate Affairs
Matthew Young                                                                        +44 (0)20 7356 2231
Director of Corporate Affairs
Email: matt.young@lloydsbanking.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Kate O'Neill

                                                                                                                                                 Name: Kate O'Neill

                                     Title: Managing Director
                                       Investor Relations

Date: 05 August, 2011